Exhibit 99.2

Luckin Coffee Inc. Announces Pricing of US$400 Million Convertible Senior Notes

BEIJING, China, January 10, 2020 (GLOBE NEWSWIRE): Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (NASDAQ: LK), a pioneer of a technology-driven new retail model to provide coffee and other products of high quality, high affordability, and high convenience to customers, today announced the pricing of its previously announced offering (the “Notes Offering”) of US$400 million in aggregate principal amount of convertible senior notes due 2025 (the “Notes”). The Company has granted the initial purchasers in the Notes Offering an option to purchase up to an additional US$60 million in aggregate principal amount of the Notes.

The Company plans to use the net proceeds from the Notes Offering for general corporate purposes, which may include store network expansion, unmanned retail initiative, capital expenditure, research and development, sales and marketing, business development, international expansion, working capital, and other general and administrative matters.

The Notes will bear interest at a rate of 0.75% per year. Interest on the Notes will accrue from, and including, January 14, 2020 and will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2020. The Notes will be senior, unsecured obligations of Luckin Coffee. The Notes will mature on January 15, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on January 15, 2023 or in the event of certain fundamental changes.

The Notes will be convertible into American Depositary Shares (“ADSs”) (each currently representing eight Class A ordinary shares of the Company), at the option of the holders, at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date. The initial conversion rate of the Notes is 18.3150 ADSs per US$1,000 principal amount of such Notes (which is equivalent to an initial conversion price of approximately US$54.60 per ADS and represents a conversion premium of approximately 30% above the public offering price in the previously announced concurrent public offering of ADSs (the “Concurrent ADSs Offering”). The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events. Upon conversion, the Company will cause to be delivered to such converting holders the ADSs, and pay cash in lieu of any fractional ADSs.

The Notes have been offered and sold only to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Company expects to close the Notes Offering on or about January 14, 2020, subject to the satisfaction of customary closing conditions. The closing of the Notes Offering is not contingent on the closing of the Concurrent ADSs Offering, and the closing of the Concurrent ADSs Offering is not contingent on the closing of the Notes Offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Scott Bisang / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449